

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2017

Edwin Moses
Chief Executive Officer
Ablynx NV
Technologiepark 21
9052 Ghent/Zwijnaarde, Belgium

> **Re: Ablynx NV**
> **Draft Registration Statement on Form F-1**
> **Submitted on June 19, 2017**
> **CIK No. 0001617582**

Dear Dr. Moses:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 19, 2017

Cover Page

1. With reference to your disclosures on page 9, we note that your registered offering in the United States consists of ordinary shares in the form of American depositary shares. Accordingly, please revise the heading above the graphic to disclose the number of ADSs you are offering in the United States. Also, revise the accompanying parenthetical text so that it does not suggest that you may offer ordinary shares in the U.S. in a form other than ADSs. Also, tell us why you include on the cover page a price per ordinary share denominated in euros in addition to the dollar price per ADS.

2.   Please confirm whether your U.S. IPO price will be substantially the same as the home market trading price. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, only if the U.S. IPO price will be largely based on the home market trading price. If you expect that the U.S. IPO price will not be substantially the same as the home market trading price (i.e., the U.S. IPO price will be sold at a substantial discount), please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on the home market price, you may disclose a percentage range based on that price (for example, 10% of the home market price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Implications of being an emerging growth company, page 7

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Special Note Regarding Forward-Looking Statements, page 71

4.   Please revise the final sentence on page 72 to avoid any implication that certain information contained in the prospectus is not reliable.

Dilution, page 80

5.   We note your disclosure on page 81 concerning potential dilution resulting from changes to the existing conversion rate for the 3.25% bonds. Please revise to disclose how many shares presently are issuable upon conversion of the bonds and how many additional shares would be issuable assuming discounted pricing at various levels in the global offering.

Basis of Presentation
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses, page 87

6.   On page 110 you discuss clinical programs that are underway. Please revise to disclose your major drug candidates and disclose the costs incurred during each period presented and to date for each. If you do not maintain your research and development costs by project, quantify your research and development expenses by stage of development (exploratory, preclinical, early- or late-stage clinical trials) as well as for projects pending regulatory approval or, when applicable, supporting development of products that have already obtained regulatory approval.

Recent Developments, page 92

7.   Please revise your disclosure to explain the significant fluctuations in the interim information you provide consistent with that provided in your May 11, 2017 press release announcing your financial results for the first three months of 2017.

Business
Our Technology Platform, page 105

8.   Please revise to explain briefly the terms albumin and epitope.

Our Clinical Programs, page 110

9.   We note your disclosure on page 120 that you withdrew your IND for ALX-0171. However, we note that you do not provide disclosure regarding whether you have submitted INDs for any of your other product candidates. Please disclose all INDs that have been submitted to the FDA for each of your product candidates. For any active INDs related to your product candidates, please also disclose when each IND was submitted, the sponsor(s) of the IND and the specific indications listed therein. If you believe that no INDs are required for any of these products and/or indications at this time, please disclose this information in the prospectus.

Clinical Development of Caplacizumab, page 112

10.   We note your disclosure that caplacizumab was well-tolerated in the Phase II TITAN trial. Please revise to explain how the safety analysis performed in the trial supports this conclusion.

11.   We note your disclosure on page 113 that the most common drug related SAE in the caplacizumab group was TTP. Please revise your disclosure to identify the other drug-related SAEs.

12.   With reference to your disclosure on page 113, please revise the headings of the first and third columns in the first chart on page 114 to read "Events" rather than "Patients."

Regulatory Status for Caplacizumab, page 116

13.   We note your disclosure that FDA stated three reasons why the results of the TITAN trial alone were not sufficient to file a BLA. Please revise to explain in greater detail each of these three concerns, including whether the stated concern stemmed from results observed in the TITAN trial or from lack of data based on the scope of the trial.

Clinical Development of ALX-0171, page 119

14.   We note the two charts presented on page 120. Please tell us why the number of patients depicted in the placebo group and ALX-0171 are different between the two charts and also different from the number of patients described to have participated in the study on

page 119.

Clinical Development of Vobarilizumab in RA, page 122

15.   We note your disclosure regarding the severe adverse events observed in the Phase I/II proof-of-concept trial of vobarilizumab. Please expand your disclosure to identify the severe adverse events.

Significant Collaborations, page 129

16.   For each collaboration agreement discussed, please disclose the following:

   • the amount of milestone payments that the company may receive for each of development, regulatory and sales milestones;
     • the duration of the agreement and royalty term; and
     • the royalty amount in a range that does not exceed ten percent.

Intellectual Property, page 132

17.   Please disclose whether your ozoralizumab patent portfolio is wholly owned or licensed.

Licenses, page 134

18.   Your disclosure on pages 134 and 135 indicates that the term of each license is based on the expiration of licensed patents. Accordingly, please revise to disclose these patent expiration dates.

Research Corporation Technologies, Inc., page 135

19.   Please revise to disclose the applicable earned royalty rate and annual minimum royalty or provide a meaningful range for these figures.

Management, page 152

20.   We note that three directors and one executive committee member are identified as "permanent representatives" of corporate entities which are not identified as principal stockholders (3% or greater) in your table on page 173. Please revise the prospectus to explain whether you have agreements with these corporate entities concerning these four positions and the significance, if any, of these individuals serving as permanent representatives.

Notes to the financial statements
Note 28: Loss Per Share, page F-40

21.   Given the €34.3 million financial income in 2016 related to the embedded derivative associated with your convertible bond as disclosed in Note 26 on page F-39, please tell us why you do not reflect the conversion of these bonds in your diluted loss per share

computation. In this regard, it appears that the removal of this financial income net of the removal of the financial expense associated with interest on these bonds in the numerator when coupled with the incremental shares upon conversion in the denominator are dilutive. Reference for us the authoritative literature you rely upon to support your accounting.

Exhibits

22.   Please file your 2007 Boehringer Ingelheim agreement as an exhibit or provide an analysis explaining why the agreement should not be filed pursuant to Regulation S-K, Item 601.

23.   With reference to your disclosures on pages 169-170, please file the employment contracts with your executive committee members.

      You may contact Sasha Parikh at 202-551-3627 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Joseph McCann at 202-551-6262 with any other questions.

Division of Corporation Finance
Office of Healthcare & Insurance